Mail Stop 3561

July 15, 2008

Mr. Tao Li
Chief Executive Officer
China Green Agriculture, Inc.
3rd Floor, Borough A, Block A No. 181, South Taibai Road
Shaanxi Province, People's Republic of China 710065

Re: China Green Agriculture, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-149135
Filed on June 30, 2008

Dear Mr. Li,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Revise throughout the prospectus to disclose that there is an established public trading market for your common stock.

2. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

3. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Calculation of Fee Table

4. Please revise footnote (3) to state that you have calculated the fee using the average of the closing bid and ask prices on February 7, 2008.

The Company, page 4

5. Please revise the third paragraph on page 5 to include the final sentence of your supplemental response to our prior comment 8.

Market Information, page 28

6. We note your response to prior comment 3. Given that an established market exists for your common stock, please provide the disclosure required by Item 201(a)(1)(iii) of Regulation S-K.

The Fiscal Year Ended June 30, 2007 Compared With…June 30, 2006, page 36

7. Refer to the table of operating results. We note the amounts shown for the June 30, 2007 line items "Operating and Administrative Expenses," "Operating Income," "Income Before Income Taxes," and "Net Income" and the related amounts in the narrative discussion do not agree with amounts disclosed on the face of the combined statements of income in the audited financial statements. Please revise here and elsewhere (e.g., June 30, 2007 amounts shown within Liquidity and Capital Resources compared to the combined statements of cash flows).

Experts, page 79

8. Please revise to clarify that Kabani & Company, Inc. have audited the combined financial statements of China Green Agriculture, Inc. included in this registration statement. Please delete implied references to separate financial statements of Green New Jersey and its predecessor, Techteam. Similar revision should be made to the first paragraph of Exhibit 23.1 (i.e., Kabani & Company, Inc.'s consent).

June 30, 2007 Audited Combined Financial Statements
Report of Independent Registered Public Accounting Firm, page 80

9. Reference is made to the introductory paragraph. Please delete references to Green Agriculture Holding Corporation, Shaanxi Techteam Jinong Humic Acid Product Co. Ltd. and subsidiary as the financial statements being presented represent those of the combined operations of China Green Agriculture, Inc. We would not object if you wish to refer to China Green Agriculture, Inc. and its

predecessors. In addition, delete the last two sentences of this paragraph, as the audit should have been for the combined entity, China Green Agriculture, Inc.

10. Further, in this regard please note that the Registrant's, China Green Agriculture, Inc., operations is comprised of (i) Green Agriculture Holding Corporation (the accounting acquirer in the Share Exchange transaction in December 2007) and its predecessor entity, Shaanxi Techteam Jinong Humic Acid Product Co. Ltd. and subsidiary. The former entity known as Discovery Technologies, Inc., through the Share Exchange transaction was considered to be the accounting acquiree, and whose prior historical financial statements are no longer considered relevant for inclusion or combination in this filing and that of the ongoing entity China Green Agriculture, Inc. As such, it is not necessary to refer in your audit report to the other auditors who audited the pre-merger financial statements of Discovery Technologies, Inc. Please revise your audit report (i.e., introductory and opinion paragraphs) and related combined financial statements accordingly or advise.

Combined Statement of Stockholders' Equity, page 83

11. Please revise this disclosure to present only the combined statement of stockholders' equity for the two years ended June 30, 2007. In this regard, please eliminate the separate columns pertaining to Discover Technologies, Inc., Green Agriculture Holding Corporation and Shaanxi Techteam Jinong Humic Acid Product Co., Ltd and subsidiary.

March 31, 2008 Unaudited Interim Financial Statements
Note 14. Stockholders' Equity, page 120

12. It appears you inadvertently omitted the last three paragraphs of this note disclosure that had been previously included in Amendment No. 2 to the Registration Statement on Form S-1. Please include and provide any necessary updated disclosures regarding the obligation to pay liquidated damages (or the "Effective Damages").

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director